O2Micro(R) Reports Fourth Quarter and Fiscal Year End Earnings and Record
Revenues

Wednesday January 30, 4:00 pm ET

GEORGE TOWN, Grand Cayman--(BUSINESS WIRE)--O2Micro(R) International Limited (NASDAQ :OIIM) (SEHK:0457 - News), a leading supplier of innovative power management, and security components and systems, reported its financial results today for the fourth quarter and fiscal year ended December 31, 2007.

Financial results for the fourth quarter ending 12/31/2007:

Net sales for the fourth quarter of 2007 were $47.2 million, an increase of 4.5% from the preceding quarter, and up 30% from the fourth quarter of the prior year. The GAAP gross margin on net sales was 58.7% in the fourth quarter, up from 57.5% in the preceding quarter, and up from 53.9% in the fourth quarter of the prior year.

The Company recorded a GAAP operating margin of 15.8% in the fourth quarter. Research and development (R&D) expenditures were $9.8 million, or 20.7% of net sales. SG&A expenses were $8.9 million, or 18.9% of net sales. Other expenses consist primarily of net litigation expense of $1.5 million, or 3.3% of net sales.

GAAP Net Income for the fourth quarter of 2007 was $7.7 million or 20 cents per American Depositary Share (ADS).

Financial results for the fiscal year ending 12/31/2007:

Net sales for the fiscal year ending December 31, 2007 were $165.5 million, an increase of 32.5% from the prior year. The GAAP gross margin on net sales was 57.1% in fiscal 2007, up from 54.6% in fiscal 2006.

The Company recorded a GAAP operating margin of 14.3% in fiscal 2007. This compares with a GAAP operating loss of 3.7% in fiscal 2006. For the fiscal year ending 12/31/2007, R&D expenditures were $34.6 million, or 20.9% of net sales; SG&A expenses were $34.7 million, or 21.0% of net sales; and other operating expenses consist primarily of net litigation expense of $1.5 million, or 0.9% of net sales.

GAAP Net Income for the fiscal year ending December 31, 2007 and the fiscal year ending December 31, 2006 was $25.0 million and $743,000, respectively. GAAP Net Income per fully diluted ADS was 64 cents in fiscal 2007, up from 2 cents in fiscal 2006.

Supplementary data:

As of December 31, 2007, O2Micro(R) had unrestricted cash and short-term investments of $81.2 million, or $2.12 per ADS. Net accounts receivable was $24.6 million, and there were 47 days sales outstanding in accounts receivable at the end of the fourth quarter. Inventory was $22.1 million and turned over
3.5 times in the fourth quarter. Total shareholders' equity increased from $173.5 million at the end of 2006 to $204.1 million at the end of 2007. The book value per ADS was $5.34 at the end of 2007.

During the fourth quarter, the company repurchased 100,000 ADS units and there were more than 3.7 million ADS units remaining in the current authorization at year's end.

As of 12/31/2007, O2Micro's headcount consisted of 1107 employees, including 627 engineers worldwide. This headcount was up from 1089 employees at the end of the third quarter of 2007.

Sterling Du, Chairman and CEO, commented, "O2Micro enjoyed a record year of revenue and earnings. Our market leadership has evolved out of the release of innovative new products. For example, our deep expertise with CCFL backlight inverters has enabled us to rapidly penetrate new opportunities in LED backlighting. In fact, several top-tier notebook OEMs have chosen to use our LED drivers for their new high-end products, which should maintain our Intelligent Lighting franchise for years to come." Mr. Du continued, "It is easy to be excited about our strong position in core markets, but we will continue to develop key products to sustain our long-term growth. Today's investments in battery management and network security should also pay dividends well into the future."

Conference Call: O2Micro will hold its fourth quarter conference call today at 2:00 p.m. PST, 5:00 p.m. EST, and 6:00 a.m. (January 31, 2008) Hong Kong time. You may participate using the following dial-in information.

In the US and CANADA:                  888-204-4517, pass code #6778743
In HONG KONG:                          800-965-503, pass code #6778743
Other INTERNATIONAL participants:      913-981-5583, pass code #6778743

A replay of the call will be available by phone until February 6th using the following dial-in information.

In the US and CANADA:                  888-203-1112, pass code #6778743
In HONG KONG:                          800-901-108, pass code #6778743
Other INTERNATIONAL participants:      719-457-0820, pass code #6778743

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus(R) and Security products, such as VPN/Firewall system solutions.

O2Micro International maintains an extensive portfolio of intellectual property with 8,594 patent claims granted, and over 9,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O2Micro's future growth, long term profitability, increases in shareholder value, introduction of innovative technologies, expansion of O2Micro's product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2Micro International Limited and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(In Thousand U.S. Dollars, Except Per Share Amounts)

                                 Three Months Ended           Years Ended
                                     December 31,             December 31,
                               ----------------------    ----------------------
                                  2007        2006         2007        2006
                               ---------    ---------    ---------    ---------
                                      Unaudited          Unaudited
NET SALES               $    47,173    $    36,315    $   165,540    $   124,915

COST OF SALES                19,459         16,746         71,099         56,772
                        -----------    -----------    -----------    -----------

GROSS PROFIT                 27,714         19,569         94,441         68,143
                        -----------    -----------    -----------    -----------
OPERATING EXPENSES
 (INCOME)
Research and
 development (1)              9,768          8,745         34,624         31,751
Selling, general and
 administrative (1)           8,939          8,563         34,712         29,209
Patent related
 litigation                   2,048          2,102         10,848         10,962
Litigation income              (500)          --           (9,364)          --
Stock Exchange of
 Hong Kong listing
 expenses                      --                5           --              786
                        -----------    -----------    -----------    -----------
Total Operating
 Expenses                    20,255         19,415         70,820         72,708
                        -----------    -----------    -----------    -----------

INCOME (LOSS) FROM
 OPERATIONS                   7,459            154         23,621         (4,565)
                        -----------    -----------    -----------    -----------

NON-OPERATING INCOME
 (EXPENSE)
Interest income                 804            856          3,262          3,627
Impairment loss on
 long-term
 investments                   --             --             --             (756)
Foreign exchange gain
 (loss)                        (335)           214           (548)          (261)
Other - net                      (7)            18            105            248
                        -----------    -----------    -----------    -----------
Total Non-operating
 Income                         462          1,088          2,819          2,858
                        -----------    -----------    -----------    -----------

INCOME (LOSS) BEFORE
 INCOME TAX                   7,921          1,242         26,440         (1,707)

INCOME TAX EXPENSE
 (BENEFIT)                      191           (432)         1,456         (2,450)
                        -----------    -----------    -----------    -----------

NET INCOME                    7,730          1,674         24,984            743

OTHER COMPREHENSIVE
 INCOME (LOSS)
Foreign currency
 translation
 adjustments                    832            365          1,667            695
Unrealized gain
 (loss) on available-
 for-sale securities            223           (293)         2,702           (205)
Unrecognized pension
 loss                           (95)          --              (95)          --
                        -----------    -----------    -----------    -----------
Total Other
 Comprehensive Income           960             72          4,274            490
                        -----------    -----------    -----------    -----------

COMPREHENSIVE INCOME    $     8,690    $     1,746    $    29,258    $     1,233
                        ===========    ===========    ===========    ===========

EARNINGS PER SHARE:
Basic                   $    0.0040    $    0.0009    $    0.0131    $    0.0004
                        ===========    ===========    ===========    ===========
Diluted                 $    0.0039    $    0.0009    $    0.0129    $    0.0004
                        ===========    ===========    ===========    ===========

EARNINGS PER ADS
Basic                   $      0.20    $      0.04    $      0.66    $      0.02
                        ===========    ===========    ===========    ===========
Diluted                 $      0.20    $      0.04    $      0.64    $      0.02
                        ===========    ===========    ===========    ===========

SHARES USED IN
 EARNINGS PER SHARE
 CALCULATION:
Basic (in thousands)      1,909,382      1,906,970      1,905,725      1,932,575
                        ===========    ===========    ===========    ===========
Diluted (in
 thousands)               1,979,189      1,912,742      1,943,785      1,946,896
                        ===========    ===========    ===========    ===========

ADS UNITS USED IN
 EARNINGS PER ADS
 CALCULATION:
Basic (in thousands)         38,188         38,139         38,115         38,652
                        ===========    ===========    ===========    ===========
Diluted (in
 thousands)                  39,584         38,255         38,876         38,938
                        ===========    ===========    ===========    ===========

(1) INCLUDES STOCK-
 BASED COMPENSATION
 CHARGE AS FOLLOWS:
 Research and
 development            $       255    $       246    $     1,058    $     1,181
Selling, general and
 administrative         $       342    $       312    $     1,408    $     1,408

                 O2Micro International Limited and Subsidiaries
                           Consolidated Balance Sheets
                (In Thousand U.S. Dollars, Except Share Amounts)

                                                              December 31,
                                                            2007       2006
                                                          --------   --------
ASSETS                                                  (Unaudited)
------

CURRENT ASSETS
Cash and cash equivalents                                 $  52,597    $  45,438
Restricted cash                                               6,830        8,342
Short-term investments                                       28,650       19,697
Accounts receivable - net                                    24,600       18,987
Inventories                                                  22,127       14,076
Prepaid expenses and other current assets                     7,476        7,379
                                                          ---------    ---------
Total Current Assets                                        142,280      113,919
                                                          ---------    ---------

LONG-TERM INVESTMENTS                                        26,715       24,059
                                                          ---------    ---------
PROPERTY AND EQUIPMENT - NET                                 43,148       41,427
                                                          ---------    ---------

OTHER ASSETS
Restricted assets - net                                      12,393       14,540
                                                          ---------    ---------
Other Assets                                                  3,876        3,075
                                                          ---------    ---------

TOTAL ASSETS                                              $ 228,412    $ 197,020
                                                          =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES
Notes and accounts payable                                $  10,841    $   9,851
Income tax payable                                            1,065          991
Accrued expenses and other current liabilities               11,597       12,212
                                                          ---------    ---------
Total Current Liabilities                                    23,503       23,054
                                                          ---------    ---------

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities                                     520          455
                                                          ---------    ---------
Long-term Interpretation 48 tax liabilities                     210         --
                                                          ---------    ---------

Total Liabilities                                            24,233       23,509
                                                          ---------    ---------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per
 share
  Authorized - 250,000,000 shares                              --           --
Ordinary shares at $0.00002 par value per share
  Authorized - 4,750,000,000 shares
  Issued -1,911,868,150 and 1,906,969,950 shares
   as of December 31, 2007 and 2006,
   respectively                                                  38           38
Treasury stock - 5,000,000 shares                            (1,296)        --
Additional paid-in capital                                  144,944      140,224
Retained earnings                                            56,847       33,877
Accumulated other comprehensive income (loss)                 3,646         (628)
                                                          ---------    ---------
Total Shareholders' Equity                                  204,179      173,511
                                                          ---------    ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 228,412    $ 197,020
                                                          =========    =========

Contact:
O2Micro
Gary E. Abbott, 408-987-5920, x8888
Director of Investor Relations
gary.abbott@o2micro.com
-----------------------

Source: O2Micro International Limited